

February 11, 2013

Via E-mail
David Robson
Chief Financial Officer
U.S. Auto Parts Network, Inc.
16941 Keegan Avenue
Carson, CA 90746

> **Re:** **U.S. Auto Parts Network, Inc.**
> **Form 10-K**
> **Filed March 26, 2012**
> **File No. 1-33264**

Dear Mr. Robson:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

1. We note your response to comment 1 in our letter dated December 27, 2012.  We reissue our prior comment.  Please provide us with your proposed disclosure responsive to our comment with sufficient detail that we can understand the general format and tenor of your disclosure.

Definitive Proxy Statement on Schedule 14A

Long-Term Equity Compensation, page 15

2. We note your response to comment 3 in our letter dated December 27, 2012. If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the performance thresholds. Please also discuss any discretion that may be exercised in vesting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Please contact Adam Phippen, Staff Accountant, at (202) 551-3336 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have any questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director